EXHIBIT 99.1

June 22, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES INCREASED OWNERSHIP IN MARICUNGA JV

Vancouver, British Columbia - Bearing Lithium Corp. (“Bearing” or the “Company”) (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce that it will be increasing its ownership in the Maricunga lithium brine project to 18.02% from 17.67% previously. The resulting ownership of the project is as follows: Lithium Power International at 51.00%, Minera Salar Blanco SpA at 30.98%, and Bearing at 18.02%.

The increased ownership comes as a result of Bearing exercising their pro-rata right of first refusal within the joint venture. This follows the announcement of Minera Salar Blanco SpA’s intent to sell 1.35% of its shares in the Maricunga joint venture company, Minera Salar Blanco S.A., for total consideration of A$2.03 million or A$0.53 million (C$0.52 million) for Bearing’s pro-rata share.

The change in ownership percentages has no impact on the operation of the joint venture as board representation for each party remains unchanged.

Jeremy Poirier, Bearing’s CEO and President commented: “By exercising our right to match, we are increasing our maximum exposure to the high-grade, pre-production Maricunga lithium brine project. We feel this project represents one of more advanced-stage pre-production lithium brine projects globally which remains at a significant disconnect with the current market valuation.”

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in Q3/2018, are fully-funded by LPI, their earn-in joint-venture partner. Bearing Lithium also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed “Jeremy Poirier”

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things, the future prospects of the Maricunga lithium brine project. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, the Company does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

2